SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 March 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 19 March 2010

                   re:  Update on Current Trading

15/10                                                                                                                                19 March 2010
UPDATE ON CURRENT TRADING
On Wednesday 24 March 2010 Eric Daniels, Group Chief Executive, will present to investors at the Morgan Stanley European Financials Conference.  The presentation will focus on the opportunities for the Group to build sustainable earnings momentum and will update the guidance provided to investors in the Group's 2009 preliminary results announcement on 26 February 2010, and will provide the following short update on current trading.

In the first 10 weeks of 2010, the Group's trading performance has been strong and we are pleased with the Group's performance against each area of recent guidance.  The banking net interest margin is trending in line with recent guidance and this has supported a good level of income growth, on a combined businesses basis and excluding last year's gains from liability management transactions.

Costs have remained well controlled and are lower than the equivalent period in 2009.  Impairment provisions are currently trending at lower levels than anticipated and as a result the Group now expects to deliver a better impairment performance than previously guided, in both the retail and corporate businesses, in 2010.  Overall, based on the Group's current economic and regulatory assumptions which remain unchanged since our recent 2009 preliminary results announcement, the Group believes that it will be profitable on a combined businesses basis in 2010.

The Group will publish its Interim Management Statement on 27 April 2010.

- END -

For further information:

Investor Relations
Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Head of Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O'Riordain                                                                  +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com

Mark Elliott                                                                             +44 (0) 20 7356 1164
Head of Media Relations
Email:
mark.elliott2@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including, without limitation, UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits, as well as the ability to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower credit quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of Governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the rights issue prospectus issued by Lloyds Banking Group plc on 3 November 2009 for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  19 March 2010